SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 5)*

Pacific Mercantile Bancorp
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

694552100
(CUSIP Number)

Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2015
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694552100	SCHEDULE 13D/A	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,078,517 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,078,517 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,078,517 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 694552100	SCHEDULE 13D/A	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,078,517 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,078,517 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,078,517 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,015,055 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,015,055 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,015,055 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (See Item 5 below)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,015,055 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,015,055 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,015,055 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (See Item 5 below)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13D/A	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 694552100	SCHEDULE 13D/A	Page 8 of 17 Pages

This Amendment No. 5 ("Amendment No. 5") amends and supplements the Schedule 13D, originally filed on September 2, 2011 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D, filed on January 10, 2012 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed on October 15, 2012 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed on March 22, 2013 ("Amendment No. 3") and Amendment No. 4 to the Original Schedule 13D filed on November 7, 2014 ("Amendment No. 4" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D") and relates to the common stock, no par value (the "Common Stock"), of Pacific Mercantile Bancorp, a California corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D as set forth below. Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

(a) This statement is filed by SBAV LP, a Delaware limited partnership ("SBAV"), SBAV GP LLC, a Delaware limited liability company, which serves as the general partner to SBAV ("SBAV GP"), George Hall ("Mr. Hall"), Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"), Clinton Relational Opportunity, LLC, a Delaware limited liability company, which serves as the investment manager to CREL ("CRO") and Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SBAV and the sole member of CRO ("Clinton", and together with SBAV, SBAV GP, Mr. Hall, CREL and CRO, the "Reporting Persons").

(b) The principal business address of each of the Reporting Persons is 601 Lexington Avenue, 51st Fl., New York, New York 10022.

(c) The principal business of each of SBAV and CREL is to invest in securities. The principal business of SBAV GP is to act as the general partner of SBAV. The principal business of each of Clinton and CRO is to provide investment management services to private individuals and institutions. Mr. Hall is the sole and managing member of SBAV GP and the president of Clinton.

(d) None of the Reporting Persons or persons listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 9 of 17 Pages

(f) SBAV is a Delaware limited partnership. Each of SBAV GP and CRO is a Delaware limited liability company. Mr. Hall is a citizen of the United States. CREL is a Cayman Islands exempted limited partnership. Clinton is a Delaware corporation.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer or general partner, as applicable, of CGI and CREL is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following:

On August 28, 2015, the Issuer entered into an Exchange Agreement (the “Exchange Agreement”) with SBAV and certain other security holders of the Issuer identified on Exhibit A thereto (the “Other Holders”) pursuant to which SBAV agreed to exchange an aggregate of 75,000 shares of the Issuer’s Series B Convertible 8.4% Noncumulative Preferred Stock (the “Series B Shares”), 23,597 shares of the Series C 8.4% Noncumulative Preferred Stock (the “Series C Shares”) and warrants to purchase 352,444 shares of the Common Stock (the “Warrants”) for an aggregate of 2,015,055 shares of the Common Stock and the Other Holders agreed to exchange certain Series B Shares, Series C Shares and Warrants for 994,093 shares of Common Stock (the “Exchange Transaction”). The Exchange Agreement contained certain material conditions to the closing of the Exchange Transaction that were satisfied on September 30, 2015.

This Item 3 does not provide a complete description of the Exchange Agreement and such description is qualified in its entirety by reference to the agreement, which is set forth as Exhibit 11 to this Schedule 13D and is incorporated by reference herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

Exchange Agreement

As described in Item 3 above, on August 28, 2015, the Issuer entered into the Exchange Agreement with SBAV and the Other Holders pursuant to which SBAV agreed to exchange an aggregate of 75,000 Series B Shares, 23,597 Series C Shares and 352,444 Warrants for an aggregate of 2,015,055 shares of the Common Stock and the Other Holders agreed to exchange certain Series B Shares, Series C Shares and Warrants for 994,093 shares of Common Stock pursuant to the Exchange Transaction. The Exchange Agreement contained certain material conditions to the closing of the Exchange Transaction that were satisfied on September 30, 2015.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 10 of 17 Pages

Additionally, pursuant to the Exchange Agreement, SBAV will continue to be entitled to designate one individual (the “SBAV Representative”) for appointment to the Boards of Directors of each of the Issuer and its wholly owned subsidiary, Pacific Mercantile Bank (the “Bank”), and the Other Holders will continue to be entitled to designate three individuals (the “Other Holders’ Representatives”) for appointment to the Boards of Directors of each of the Issuer and the Bank. The obligation of the Issuer’s Board of Directors to nominate the SBAV Representative and the Other Holders’ Representatives for election to the Board of Directors at each annual meeting of shareholders of the Issuer will end when and if the aggregate ownership of SBAV or the Other Holders, as applicable, falls below specified levels as set forth in the Exchange Agreement. As of the date hereof, Daniel A. Strauss, a current member of the Boards of Directors of the Issuer and the Bank, is the SBAV Representative.

Registration Rights Agreement

On August 28, 2015, the Issuer also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with SBAV and the Other Holders. The Registration Rights Agreement requires the Issuer, at its sole expense, (i) to file, within 30 days after the closing of the Exchange Transaction, a Registration Statement on Form S-3 with the SEC to register, under the Securities Act of 1933, as amended, the resale of the shares of the Common Stock to be issued to SBAV and the Other Holders in the Exchange Transaction and (ii) to use its commercially reasonable efforts to have that Registration Statement declared effective by the SEC within 90 days of the filing date.

This Item 4 does not provide a complete description of the Exchange Agreement or the Registration Rights Agreement and such descriptions are qualified in their entirety by reference to the agreements, which are set forth as Exhibits 11 and 12, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)–(c) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b) As of the close of business on September 30, 2015, (i) SBAV beneficially owns 2,015,055 shares of Common Stock and, representing approximately 8.8% of the outstanding shares of Common Stock and (ii) CREL beneficially owns no shares of Common Stock. Accordingly, (i) SBAV GP, as the general partner of SBAV, may be deemed to beneficially own the 2,015,055 shares of Common Stock held by SBAV, (ii) CRO, as the sole member of CREL, beneficially owns no shares of Common Stock and (iii) Clinton, as the investment manager of SBAV and CREL, as sub-advisor to WKCAX and as sole member of CRO, and Mr. Hall, as the president of Clinton and sole managing member of SBAV GP, may be deemed to beneficially own the (x) 2,015,055 shares of Common Stock held by SBAV and (y) the 63,462 shares of Common Stock held by WKCAX, representing approximately 9.1% of the outstanding shares of Common Stock.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon the 19,780,786 shares of Common Stock outstanding as of August 5, 2015, as set forth in the Issuer's Quarterly Report on Form 10-Q for quarterly period ended June 30, 2015, filed on August 7, 2015, plus, the 3,009,148 shares of Common Stock issued pursuant to the Exchange Transaction, for an aggregate of 22,789,934 shares of Common Stock outstanding after giving effect to such issuance.

(c) Other than the transaction reported in this Amendment No. 5 and the transactions reported on Schedule B attached hereto, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 11 of 17 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

The Reporting Persons are parties to the Exchange Agreement and the Registration Rights Agreement, as defined and described in Items 4 and 5 above. A copy of each of the Exchange Agreement and the Registration Rights Agreement is attached as Exhibits 11 and 12, respectively, to this Schedule 13D and are incorporated by reference herein.

Except as set forth herein and as previously reported in the Schedule 13D, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit	Description
10.	Joint Filing Agreement, dated October 1, 2015.

11.	Exchange Agreement, dated as of August 28, 2015, by and among Pacific Mercantile Bancorp, SBAV, LP, Carpenter Community BancFund, L.P. and Carpenter Community BancFund-A, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 31, 2015).

12.	Registration Rights Agreement, dated as of August 28, 2015, by and among Pacific Mercantile Bancorp, SBAV, LP, Carpenter Community BancFund, L.P. and Carpenter Community BancFund-A, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 31, 2015).

CUSIP No. 694552100	SCHEDULE 13D/A	Page 12 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 1, 2015

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

Clinton Relational Opportunity Master Fund, L.P.

By:	Clinton Relational Opportunity, LLC, its investment manager

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

CUSIP No. 694552100	SCHEDULE 13D/A	Page 13 of 17 Pages

Clinton Relational Opportunity, LLC

By:	/s/ George Hall
Name:	George Hall
Title:	President

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

/s/ George Hall
George Hall

CUSIP No. 694552100	SCHEDULE 13D/A	Page 14 of 17 Pages

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

CLINTON:

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 51st Fl., New York, New York 10022.

Name	Position & Principal Occupation
George Hall	Director and President of CGI
Francis A. Ruchalski	Director and Chief Financial Officer of CGI
John L. Hall	Director of CGI

CREL:

Clinton Relational Opportunity GP LLC, a Delaware limited liability company, is the general partner of CREL. George Hall is the controlling person of Clinton Relational Opportunity GP LLC.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 15 of 17 Pages

SCHEDULE B

Transactions in the Issuer's Shares of Common Stock by the Reporting Persons

In the Past Sixty Days

The following tables set forth all transactions in the shares of Common Stock effected in the past sixty days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share does not include commissions.

CREL:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
09/09/2015	(1,100)	6.9(1)
09/10/2015	(63,792)	6.9(2)
09/11/2015	(24,116)	6.7(3)

1. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.90 to $6.903, inclusive.

2. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.8148 to $6.90, inclusive.

3. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.701 to $6.7046, inclusive.

The Reporting Persons undertake to provide Pacific Mercantile Bancorp, any security holder of Pacific Mercantile Bancorp, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this Schedule B to this Schedule 13D/A.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 16 of 17 Pages

EXHIBIT 9

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(K)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: October 1, 2015

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

CUSIP No. 694552100	SCHEDULE 13D/A	Page 17 of 17 Pages

Clinton Relational Opportunity Master Fund, L.P.

By:	Clinton Relational Opportunity, LLC, its investment manager

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

Clinton Relational Opportunity, LLC

By:	/s/ George Hall
Name:	George Hall
Title:	President

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

/s/ George Hall
George Hall